                                                        Exhibit 99 (a)(6)

COMPANY CONTACT:    Tony M. Shelby
               Chief Financial Officer
               (405) 235-4546

Investor Relations Contact:    Linda Latman (212) 836-9609
Lena LeCati (212) 836-9611
The Equity Group, Inc

February 9, 2007

AMEX:LXU

LSB INDUSTRIES, INC. ANNOUNCES EXCHANGE OFFER FOR CONVERTIBLE EXCHANGEABLE CLASS C PREFERRED STOCK, SERIES 2

Oklahoma City, Oklahoma . . . February 9, 2007. . . LSB Industries, Inc. (the “Company” or “LSB”) (AMEX: LXU), announced today that it has commenced an offer to exchange shares of its common stock for 309,807 outstanding shares of Convertible Exchangeable Class C Preferred Stock, Series 2 (“Preferred Stock”) (CUSIP No. 502160500).

In the exchange offer, the Company is offering to exchange 7.4 shares of its common stock for each share of Preferred Stock validly tendered and not withdrawn before the expiration date. The exchange offer will remain open until March 12, 2007, unless extended or earlier terminated by the Company. The exchange offer is subject to the satisfaction of certain conditions.

Record holders of Preferred Stock have been sent written materials explaining the precise terms and timing of the exchange offer. Holders of shares of Preferred Stock are urged to read these written materials carefully because they contain important information about the exchange offer. The Company has filed the written materials relating to the exchange offer with the Securities and Exchange Commission (the “SEC”) as part of a tender offer statement on Schedule TO. Holders of shares of Preferred Stock, as well as shareholders of the Company and the public, can obtain these written tender offer materials and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov. Holders of shares of Preferred Stock may also obtain a written copy of the tender offer materials by calling the Information Agent for the exchange offer, Georgeson, toll free at (800) 657-4428.

The securities to be offered have not been and will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws. The Company is relying on Section 3(a)(9) of the Securities Act to exempt the exchange offer from the registration requirements of the Securities Act, and because the Preferred Stock was registered, the Company believes that the common stock issued in the exchange offer will be freely tradeable by the receipients of such shares. This press release is not an offer to purchase or an offer to exchange or a solicitation of acceptance of the offer to exchange, which may be made only pursuant to the terms of the offer to exchange and related letter of transmittal.

LSB is a manufacturing, marketing, and engineering company with activities on a world wide basis. LSB’s principal business activities consist of the manufacture and sale of commercial and residential climate control products, the manufacture and sale of chemical products for the mining, agricultural and industrial markets, the provision of specialized engineering services, and other activities.